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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*



                              b2bstores.com, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                    Common Stock, Par Value $0.01 Per Share
________________________________________________________________________________
                         (Title of Class of Securities)


                                  11776S 10 7
        _______________________________________________________________
                                (CUSIP Number)

                           Alan Schoenbaum, Esq.
                     Akin, Gump, Strauss, Hauer & Feld LLP
                            300 Convent, Suite 1500
                           San Antonio, Texas 78707
                                 210-281-7000
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              September 26, 2000
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), chech the following box [_].


        Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only).
                Enviro-Clean of America, Inc.
                Federal ID Number: 88-0386415
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
                Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                             [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                Nevada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                930,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                    -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                930,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                 -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                930,000

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                       [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                10.79%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
        CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only).

                Steven Etra
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
                PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                United States Citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                192,667
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                   945,167
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                192,667
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                945,167
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                1,137,834 (2)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                13.20%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
                IN
------------------------------------------------------------------------------

    (2) Includes 10,667 shares held by SRK Associates L.L.C., a company controlled by Steven Etra, 1,000 shares owned by Lances Property Development Pension Plan, 50% owned by Mr. Etra, 930,000 shares owned by Enviro-Clean of America, Inc. a company in which Mr. Etra is a minority shareholder and a director, and 3,500 shares held by Gemini Capital L.L.C., a company in which Mr. Etra is secretary, director, and minority shareholder. Mr. Etra disclaims beneficial ownership of the securities held by Gemini Capital L.L.C. and Enviro-Clean of America, Inc. and this report shall not be deemed an admission that Mr. Etra is the beneficial owner of such securities for purposes of Section 13 or any other purpose. Mr. Etra disclaims beneficial ownership of the securities held by SRK Associates L.L.C. and Lances Property Development Company except to the extent of his pecuniary interest therein.

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only).

                Randall K. Davis
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
                Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                             [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                Unites States citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                  333,333

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                   930,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                   333,333

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                930,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                1,263,333 (3)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                 14.65%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
                 IN
------------------------------------------------------------------------------

    (3) Includes 930,000 shares held by Enviro-Clean of America, Inc., of which Randall K. Davis is a minority shareholder, President, and a Director. Mr. Davis disclaims beneficial ownership of the securities held by Enviro-Clean of America, Inc. and this report shall not be deemed an admission that Mr. Davis is the beneficial owner of such securities for purposes of Section 13 or any other purpose.

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only).

                Gary C. Granoff
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
                Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                             [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                Unites States citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                  5,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                   942,375
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                   5,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                942,375
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                947,375 (4)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                 10.99%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
                 IN
------------------------------------------------------------------------------

    (4) Includes 3,000 shares held by Gary C. Granoff's wife; 500 shares held by Dapary Management Corporation, a company which is controlled by Mr. Granoff; 5,875 shares held by Mr. Granoff and his adult son in a joint account; 1,500 shares held in a family trust for the benefit of Mr. Granoff's adult son, Robert; 1,000 shares held in a family trust for the benefit of Mr. Granoff's adult son, Joshua; 3,500 shares held by Gemini Capital L.L.C., a company in which Mr. Granoff is President, director, and shareholder and 930,000 shares held by Enviro-Clean of America, Inc. , a company in which Mr. Granoff is a director. Mr. Granoff disclaims beneficial ownership of the securities held by Gemini Capital L.L.C. and Enviro-Clean of America, Inc. and this report shall not be deemed an admission that Mr. Granoff is the beneficial owner of such securities for purposes of Section 13 or any other purpose. Mr. Granoff disclaims beneficial ownership of the securities held by his wife, Dapary Management Corporation, the joint account with his son and the family trusts except to the extent of his pecuniary interest therein.

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only).

                Mark A. Rice
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
                AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                             [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                Unites States Citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                 262,400

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                              930,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                 262,400

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                              930,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                1,192,400 (5)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                 13.83%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
                 IN
------------------------------------------------------------------------------

    (5) Includes 262,400 shares held by The dotCOM Fund L.L.C., a company in which Mr. Rice is the managing member of the managing member and 930,000 shares held by Enviro-Clean of America, Inc. , a company in which Mr. Rice is an investor. Mr. Rice disclaims beneficial ownership of the securities held by Enviro-Clean of America, Inc. and this report shall not be deemed an admission that Mr. Rice is the beneficial owner of such securities for purposes of Section 13 or any other purpose. Mr. Rice disclaims beneficial ownership of the securities held by the dotCOM Fund L.L.C. except to the extent of his pecuniary interest therein.

SCHEDULE 13D AMENDMENT NO. 4

     This Amendment No. 4 (the "Amendment") amends and supplements the Amendment No.3 on Schedule 13D (the "Schedule 13D Amendment 3") relating to the shares of Common Stock, par value $0.01 per share (the "Common Stock"), of b2bstores.com, Inc., a Delaware Corporation (the "Issuer"), previously filed by the reporting persons. This Amendment is being filed to update the Schedule 13D Amendment 3 in light of certain recent purchases of securities by the reporting persons. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D and the subsequent amendments.

     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D Amendment 3.


SCHEDULE 13D AMENDMENT NO. 4

Item 3.  Source and Amount of Funds or Other Consideration.

     The $255,411.80 in cash used to purchase the 132,400 additional shares of the Issuer's Common Stock purchased in September by Mark A. Rice as the managing member of the managing member of the dotCOM Funds, L.L.C. was provided by capital from the dotCOM Fund, L.L.C.

     The $3,250 in cash used purchase the 2,000 additional shares of the Issuer's Common Stock purchased in September by Steven Etra was provided from personal funds of Mr. Etra.

Item 4.  Purpose of the Transactions.

     The additional 132,400 shares purchased by Mark A. Rice through the dotCOM Funds, L.L.C. were purchased for investment purposes, however, will be used by the group to encourage the Issuer's board of directors to give full consideration to any and all strategic alternatives that Enviro-Clean believes may be presented for the purpose of enhancing shareholder value, as described in Amendment 2 to this 13-D.

     The additional 2,000 shares purchased by Steven Etra were purchased for investment purposes, however, will be used by the group to encourage the Issuer's board of directors to give full consideration to any and all strategic alternatives that Enviro-Clean believes may be presented for the purpose of enhancing shareholder value, as described in Amendment 2 to this 13-D.

Item 5.      Interest in Securities of the Issuer.

(a) - (b)

     2)      Steven Etra:

          (i) As of the date hereof, Steven Etra beneficially owns 1,137,834 shares of the Issuer's Common Stock, and such shares constitute approximately 13.20% of the total shares of the Issuer's Common Stock issued and outstanding. Such shares beneficially owned by Mr. Etra include: (1) 10,667 shares of Common Stock held by SRK Associates, a company controlled by Mr. Etra; (2) 1,000 shares of Common Stock held by Lances Property Development Pension Plan; (3) 3,500 shares of Common Stock held by Gemini Capital LLC, a company in which Mr.Etra is a minority shareholder and a director; and (4) 930,000 shares of common stock held by Enviro-Clean of America, Inc., a company in which Mr. Etra is a minority shareholder and a Director.

          (ii) Steven Etra has sole voting and disposition power over the 192,667 shares he personally holds. Mr. Etra shares voting and disposition power of the 945,167 shares held by Lances Property Development Pension Plan, Gemini Capital L.L.C., SRK Associates, L.L.C., and Enviro-Clean of America, Inc. Mr. Etra disclaims beneficial ownership of the securities held by Gemini Capital L.L.C. and Enviro-Clean of America, Inc. and this report shall not be deemed an admission that Mr. Etra is the beneficial owner of such securities for purposes of Section 13 or any other purpose. Mr. Etra disclaims beneficial ownership of the securities held by SRK Associates L.L.C. and Lances Property Development Pension Plan except to the extent of his pecuniary interest therein.

     5)  Mark A. Rice:

          (i) As of the date hereof, Mark A. Rice beneficially owns 1,192,400 shares of the Issuer's Common Stock, and such shares constitute approximately 13.83% of the total shares of the Issuer's Common Stock issued and outstanding as of the date hereof. Such shares beneficially owned by Mr. Rice include 262,400 shares of common stock held by the dotCOM Fund, L.L.C. a company in which Mr. Rice is the managing member of the managing member and 930,000 shares of common stock held by Enviro-Clean of America, Inc., a company in which Mr. Rice is a minority shareholder and Director.

          (ii) Mark A. Rice has sole voting and disposition power over the 262,400 shares he held by the dotCOM Fund, L.L.C. Mr. Rice shares voting and disposition power of the 930,000 shares held by Enviro-Clean of America, Inc. Mr. Rice disclaims beneficial ownership of the securities held by Enviro-Clean of America, Inc. and this report shall not be deemed an admission that Mr. Rice is the beneficial owner of such securities for purposes of Section 13 or any other purpose. Mr. Rice disclaims beneficial ownership of the securities held by the dotCOM Fund L.L.C. except to the extent of his pecuniary interest therein.

(c)
     1) Mark A. Rice: The dotCOM Fund L.L.C., through Mark A. Rice, the managing member of the managing member of the dotCOM Fund, made the following purchases of the Issuer's Common Stock on the open market:

September 22, 2000:          8,500 shares at             $1.875
September 25, 2000:          20,000 shares at            $1.9109
September 26, 2000:          20,000 shares at            $1.91

September 26, 2000:          41,500 shares at           $1.8852
September 26, 2000:          10,000 shares at           $1.875
September 26, 2000:          4,500 shares at            $1.875
September 27, 2000:          6,000 shares at            $1.875
September 27, 2000:          4,500 shares at            $1.875
September 28, 2000:          5,500 shares at            $1.875
September 29, 2000:          11,900 shares at           $1.8763

2) Steven Etra: Steven Etra purchased 2,000 shares of the Issuer's Common Stock on September 13 on the open market for $1.625 per share.

Item 7.  Material to be Filed as Exhibits.



     Exhibit 1 Joint Filing Agreement, dated May 24, 2000, by and between Enviro-Clean of America, Inc., Steven Etra, Randall K. Davis, Gary C. Granoff and Mark A. Rice. *

     * Filed as Exhibit 1 in Amendment 3 to the Schedule 13D, filed with the Commission on September 15, 2000.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 12, 2000           Enviro-Clean of America, Inc.

                                  By:    /s/Randall K. Davis
                                       -------------------------------------
                                  Randall K. Davis, President

                                   /s/ Steven Etra (by attorney-in-fact)
                                  ------------------------------------------
                                  Steven Etra

                                   /s/ Randall K. Davis
                                  -----------------------------------------
                                  Randall K. Davis

                                  /s/ Gary C. Granoff  (by attorney-in-fact)
                                  ------------------------------------------
                                  Gary C. Granoff

                                  /s/ Mark A. Rice  (by attorney-in-fact)
                                  -----------------------------------------
                                  Mark A. Rice